Exhibit 99.1

DoubleDown Interactive to Donate $10,000 to the ASPCA®

SEATTLE, WASHINGTON – August 31, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, announced a $10,000 donation to the ASPCA® (American Society for the Prevention of Cruelty to Animals®) in support of its mission to provide effective means for the prevention of cruelty to animals throughout the United States.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on August 31, 2022. This event, Paws for the Cause, offers players the chance to express their enthusiasm for helping the ASPCA and to learn more about the organization’s work to help vulnerable and victimized animals.

“We are committed to charitable outreach as a principle, and we seek to support organizations that not only resonate with us but with our players as well,” said In Keuk Kim, CEO of DoubleDown. “Players have expressed appreciation in past years when we partnered with various animal organizations, making it clear that our fans feel as strongly as we do about animal welfare. We are pleased to make this donation to the ASPCA.”

“We are thankful for DoubleDown’s support of animal welfare,” said Matthew Carroll, Senior Manager, ASPCA Cause Partnerships & Events. “This donation will go a long way in helping animals in need across the country, and we appreciate DoubleDown and their players’ commitments to the welfare and safety of animals.”

Visit the ASPCA website: http://www.aspca.org/

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About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com